EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-125167 and No. 333-127102 on Form S-8 of our reports dated March 5, 2007, (which reports expressed an unqualified opinion and included an explanatory paragraph relating to the Company’s adoption of Statement of Financial Accounting Standards No. 158, Employers’ Accounting for Defined Benefit Pension and other Postretirement Plan, as of December 31, 2006) relating to the financial statements of Iowa Telecommunications Services, Inc. and subsidiaries (the “Company”) and management’s report on the effectiveness of internal control over financial reporting, appearing in this Annual Report on Form 10-K of the Company for the year ended December 31, 2006.

/s/    Deloitte & Touche LLP

Des Moines, Iowa

March 5, 2007